Exhibit 99.1

Managers’ transactions announcement according to article 19 MAR

Leverkusen, Germany (pta/18.02.2021/16:50) – Announcement

1	Details of the person discharging managerial responsibilities/person closely associated

a)	Name	Prof. Dr. Hermann Lübbert

2	Reason for the notification

a)	Position/status	Member of the managing body

b)	Initial notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	Biofrontera AG

b)	LEI	391200D6GFSVFGFQTL13

4	Details of the transaction(s)

a)	Description of the financial instrument, type of instrument	Share
	Identification code	DE0006046113

b)	Nature of the transaction	Another
Subscription of shares as part of a rights capital measure
c)	Price(s)	Volume(s)

	2.75 EUR	101,901.25 EUR

d)	Aggregated price	Aggregated volume

	2.75 EUR	101,901.25 EUR

e)	Date of the transaction	18.02.2021 UTC+1

f)	Place of the transaction	Outside a trading venue

(end)

emitter: Biofrontera AG
address: Hemmelrather Weg 201, 51377 Leverkusen
country: Germany
contact person: Investor Relations
phone: +49 (0) 214 87 63 20
e-mail: ir@biofrontera.com
website: www.biofrontera.com

ISIN(s): DE0006046113 (share) stock exchanges: regulated market in Dusseldorf, Frankfurt; free market in Munich, free market in Stuttgart; open market in Berlin, Tradegate other stock exchanges: Nasdaq